July 14, 2016

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Mr. Andrew Mew

Re:	Saia, Inc.

Form 10-K for the year ended December 31, 2015

Filed February 26, 2016

File No. 000-49983

Sir:

This letter on behalf of Saia, Inc. (“Saia” or the “Company”) is in response to the written comment from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) communicated in a letter dated June 30, 2016, regarding the above-referenced filing. This letter sets forth the comment of the Staff and the Company’s response to the comment.

1.	We note your disclosure in Note 1 indicating that you provide a wide range of less-than-truckload, non-asset truckload, expedited and logistics services across the United States. The Chief Operating Decision Maker is the Chief Executive Officer who manages the business, regularly reviews financial information and allocates resources and you have one operating segment. In reviewing the filing and the company’s website, we also note that the company is set up with three main service groups (LTL Freight, LinkEx, and Logistics Services) that appear to target different customer needs through segregated company resources. With a view towards understanding why you have determined that you have one operating segment, please provide the following information:

•	Tell us the role of the CODM and each of the individuals who report to the CODM.

•	Tell us whether there is an individual responsible for each of your different services (specifically the asset-based versus non-asset based logistics services), and if so, tell us who those individuals report to, and the basis upon which those individuals are compensated.

•	Describe the information regularly provided to the CODM, and to the Board of Directors, and how frequently it is prepared.

•	Identify for us the operating decisions your CODM makes on a regular basis and the nature of the information used to make those decisions, as well as the information included in the CODM reporting package, if different.

•	Tell us how your budgets are developed, including the nature of the information reviewed and approved in each step of the process, and the nature of the information conveyed to the CODM when actual results differ from budgets.

Saia, Inc.  ¿  11465 Johns Creek Parkway  ¿  Suite 400  ¿  Johns Creek, GA 30097

Preface:

Substantially all of Saia’s operations involve the asset-based transportation of freight, operating primarily through its wholly-owned subsidiary, Saia Motor Freight Line LLC, which was founded in 1924. As of and for the year ended December 31, 2015, the asset-based operations of the Company represent 98.9% of consolidated revenues, 98.5 % of operating income and 95.1% of total assets. In 2012, the Company acquired two non-asset based companies, Robart Transportation, Inc. and The RL Services Group, LLC, for $9.1 million. In February 2015, the Company acquired LinkEx, Inc., another non-asset based company, for $22.2 million. These acquisitions were part of the Company’s strategy to provide Saia’s customers with additional service offerings, such as truckload brokerage, warehousing and logistics, under one organization utilizing a unified sales force. As of and for the year ended December 31, 2015, non-asset operations only accounted for 1.1%, 1.5% and 4.9% of consolidated revenues, operating income and total assets, respectively.

It is the Company’s vision to have asset-based and non-asset operations work as one collective business. As described in more detail below, the majority of the Company’s officers are responsible for both asset-based and non-asset based functions. Since the acquisition of LinkEx, the Company has focused on training its sales staff for cross-selling opportunities and integrating the non-asset business into the overall Saia value proposition. In support of this vision, Saia hired a Director of Non-Asset Operations in the first half of 2016. This person reports directly to the CFO and is responsible for more effectively managing and integrating non-asset operations.

Saia concludes it has one operating segment. The objective of the management approach described in ASC 280 is to allow users to see the Company’s business through the eyes of management based upon the way management reviews performance and makes decisions. The management approach requires segment information to be reported based on (1) if the business units or segments engage in business activities that generate revenues and expenses, (2) how the CODM internally evaluates the operating performance of the company’s business units or segments to make decisions about resources to be allocated to the segment and assess performance and (3) whether discrete financial information is available for its business units or segments. The Company’s non-asset operations do not qualify as an operating segment as the operations are not reviewed regularly by the CODM for the purposes of allocating resources, as discussed further below. Further, even if non-asset operations were considered to be an operating segment, the Company would only have one reportable segment due to the immateriality of the non-asset operations to the Company as a whole. Saia’s conclusion that it has one operating segment is consistent with the management approach described in ASC 280 and the information provided below.

Responses:

•	Tell us the role of the CODM and each of the individuals who report to the CODM.

The CEO is the CODM of the Company. The CODM is responsible for managing and directing resources for Saia as a whole. The CODM has 10 direct reports as detailed below.

CODM Direct Reports
	Section 16	Corporate Officer	Role
Chief Financial Officer	Yes	Yes	Responsible for all financial functions
Chief Customer Officer	Yes	Yes	Responsible for all sales & marketing functions
Chief Information Officer	Yes	Yes	Responsible for all information technology & pricing functions
VP of Engineering & Transportation	Yes	Yes	Responsible for industrial engineering, transportation, maintenance & properties functions
VP of Human Resources	No	Yes	Responsible for all human resource functions
VPs of Operations (3 individuals)	No	Yes	Responsible for asset-based operations (divided on a regional basis)
Director of Safety	No	No	Responsible for all safety functions
President - Non-Asset Operations	No	No	Responsible for non-asset operation functions, in conjunction with other CODM direct reports specified above

•	Tell us whether there is an individual responsible for each of your different services (specifically the asset-based versus non-asset based logistics services), and if so, tell us who those individuals report to, and the basis upon which those individuals are compensated.

No one person is individually responsible for the Company’s asset-based business nor is any one person individually responsible for the Company’s non-asset based business. Except as provided in the chart above, the CODM’s direct reports are responsible for managing different functional components of both the asset-based and non-asset businesses. The President of Non-Asset Operations has overlapping responsibilities for non-asset operations with the CODM (to whom he reports) and with the other direct reports of the CODM as to the functions specified above.

The executive compensation structure for all Saia officers, including the CODM, is comprised of a base salary and short and long-term incentives that are tied to the Company’s overall performance and not based on either the asset-based or the non-asset operations individually. By comparison, the President of Non-Asset Operations is not an officer of Saia and is not included in the above mentioned short and long-term incentives. He is provided a base salary and a short-term incentive based on the non-asset operations meeting pre-set milestones under an employment contract established at the time LinkEx was acquired.

•	Describe the information regularly provided to the CODM, and to the Board of Directors, and how frequently it is prepared.

The CODM views the asset-based and non-asset operations as one business and manages the Company as such by analyzing consolidated financial information. The CODM is provided a monthly internal reporting package that includes results from operations on a consolidated basis and does not separately include the results of operations for asset-based or non-asset operations individually. Further, the CODM receives a monthly and quarterly forecast from the finance department on a weekly basis. This forecast provides a detailed breakdown of the asset-based business including items such as labor, fuel, maintenance, purchased transportation and various other operating costs. For the non-asset business, this forecast simply provides the totals for revenue and operating expenses of the non-asset operation, which the CODM does not consider to be detailed enough to make operating decisions or allocate resources specific to the non-asset business.

The Company’s Board of Directors meets at least quarterly. Information provided during these meetings generally includes financial, competitor, investor relations, marketing and operational updates that are provided either at the asset-based or the Company level. Non-asset operations information is only provided to the Board on a periodic basis at a high level consistent with the information provided to the CODM to assess performance since the LinkEx acquisition. Unlike other direct reports of the CODM, the President of Non-Asset Operations does not attend Board of Director meetings.

•	Identify for us the operating decisions your CODM makes on a regular basis and the nature of the information used to make those decisions, as well as the information included in the CODM reporting package, if different.

The CODM’s primary role, along with the Board of Directors, is to set the strategic direction for the Company as a whole. The CODM executes this strategy through the management team and measures performance through key performance indicators. These performance indicators include the Company’s operating ratio, measurements of customer profitability, customer service metrics, operational productivity, safety and return on invested capital for the entire organization. These items drive the CODM’s decision making process. For example, return on invested capital is utilized to evaluate the choices for all capital investments, including acquisitions, divestitures and other operating investments. Further the CODM works with the Board of Directors to recommend a human resources strategy and guidelines along with officers’ compensation. Information included in the CODM reporting package is described in our response to the prior bullet point.

As for the non-asset portion of the business, the CODM uses the forecast for that business included in the reporting package to assess performance against the earn-out included in the LinkEx purchase agreement. The earnout provisions expire on the two-year anniversary of the acquisition of LinkEx.

•	Tell us how your budgets are developed, including the nature of the information reviewed and approved in each step of the process, and the nature of the information conveyed to the CODM when actual results differ from budgets.

The Company’s budget is compiled annually by the finance department. For 2015, a budget was prepared for all operations. The finance department works with the different functional departments, as described above, to develop a detailed budget by major revenue and expense categories (headcount, travel, discretionary spending and capital resources) based on prior year information and projections for the upcoming year. These detailed budgets are presented to the CFO for review and approval. Upon approval, the finance team and CFO provide a functional level summary of the budget to the CODM and ultimately the Board of Directors for final approval. Budget-to-actual comparisons are compiled by the finance department and CFO on a monthly basis at the same functional level to which the budgets are prepared and are provided to the CODM at this same functional level.

* * * * *

The Company acknowledges the following:

It is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

It may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

We appreciate the Staff’s review and look forward to hearing from you.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience.

/s/ Frederick J. Holzgrefe, III
Frederick J. Holzgrefe, III
Chief Financial Officer of Saia, Inc.

cc: Mr. Robert Barnes, Bryan Cave LLP